

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Via U.S. Mail and Facsimile

Thomas X. Geisel
President and Chief Executive Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, NJ 08360

> **Re:** **Sun Bancorp, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2010**
> **File No. 000-20957**

Dear Mr. Geisel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Jack Spidi
     Malizia, Spidi & Fisch, PC
     (by facsimile only)